EXHIBIT 7.3




                                                                  NEWS RELEASE


Genentech, Inc. Media Contact:    Laura Leber (415) 225-5759
                Investor Contact:  Lisa Brock (415) 225-1034


             GENENTECH AGREES TO EXTEND ROCHE'S BUYOUT OPTION
            FOR 4 YEARS AT ESCALATING PRICE PER SHARE UP TO $82

                -- GNE stockholders can "put" at $60/share
              if Roche does not consummate purchase; Roche to
                   receive ex-U.S. GNE product rights --


SOUTH SAN FRANCISCO, CA, May 1, 1995 -- Genentech, Inc. (NYSE: GNE) today announced an agreement with Roche Holding, Ltd. of Basel, Switzerland, to extend for four years Roche's option to purchase the outstanding redeemable common stock of the company at a predetermined price that escalates quarterly up to $82/share. If Roche does not consummate the purchase as of June 30, 1999, Genentech's stockholders will have the option to exercise a "put" on some or all of their shares at the stockholder's discretion at $60 per share within a thirty-day period commencing July 1, 1999. The extension must be approved by a vote of Genentech stockholders, including the affirmative vote of holders of a majority of the redeemable common stock not owned by Roche.

               The parties' agreement also provides Roche may increase its GNE ownership up to 79.9 percent through purchases on the open market (vs. the 75 percent currently allowed). Roche also will receive an option to market Genentech's products outside of the United States.

               The agreement will provide Roche an option period to purchase the outstanding redeemable common stock beginning July 1, 1995 through June 30, 1999. The redemption price per share will increase quarterly at $1.25 for the first eight quarters, and at $1.50 for the last eight quarters. This will result in a $61.25 redemption price per share in the quarter beginning July 1, 1995, and peak at an $82.00 redemption price per share in the quarter beginning April 1, 1999. Roche will be able to redeem the redeemable common stock through June 30, 1995 at the current redemption price of $60/share.

               As part of the agreement, Roche will be granted at commercial terms an option for ten years on rights for Genentech products in non-U.S. markets. At the conclusion of phase II clinical trials or earlier, Roche may decide to co-develop a Genentech drug. If so, Genentech and Roche will split approximately equally all U.S. development expenses (including preclinical, clinical, process development, and related expenses). Roche will pay for non-U.S. development expenses. Roche will pay a royalty of 12.5% until a product reaches $100 million in sales, when the royalty for that product's full sales becomes 15%.

               As part of the agreement, Roche will have exclusive rights and pay Genentech a 20% royalty on Canadian sales of ProtropinTrademark, NutropinTrademark, ActivaseTrademark, and PulmozymeTrademark, as well as European sales of Pulmozyme.

               According to the terms of the agreement, Roche will continue to have two of thirteen seats on Genentech's Board of Directors.

               Also under the terms of the agreement, Genentech will supply its relevant products for ex-U.S. sales to Roche at cost plus a 20 percent margin.

               "The agreement and its financial aspects present Genentech with exciting opportunities, and they build further value for stockholders by preserving our continued independent operations; supporting our aggressive drug research and development efforts; and increasing our successful utilization of Roche's existing worldwide development, marketing and sales network," said G. Kirk Raab, president and CEO of Genentech, Inc. "Our Board believes, and I expect our stockholders and employees will agree, that a put price of $60 in four years and a call price of $82 protects against downside risk while creating ample upside opportunity."

               "We are even more enthusiastic today about Genentech than we were in 1990 when we made our first key investment," said Fritz Gerber, chairman of Roche Holding Ltd. "We are committed to continuing Genentech's success, and to bringing the full force of Roche's global resources to Genentech's international opportunities."

Extension builds on 1990 agreement

               Roche originally purchased 60 percent of Genentech in 1990. Under the terms of the agreement, Roche was given the right to increase its holdings up to 75 percent of Genentech stock by purchases on the open market, and to acquire the entire company at predetermined prices which increased each quarter until reaching its plateau of $60 per share in the quarter beginning April 1st of this year. Roche currently holds an approximately 66 percent equity position in Genentech.

               Genentech, Inc. is a leading biotechnology company that discovers, develops, manufactures and markets human pharmaceuticals for significant unmet medical needs. The company is headquartered in South San Francisco, California and is traded on the New York and Pacific Stock Exchanges under the symbol GNE.


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                           QUARTERLY CALL PRICE

                              GENENTECH, INC.


CALL PERIOD                                                PRICE
- -----------                                               --------

July 1, 1995 through September 30, 1995                    $61.25

October 1, 1995 through December 31, 1995                  $62.50

January 1, 1996 through March 31, 1996                     $63.75

April 1, 1996 through June 30, 1996                        $65.00

July 1, 1996 through September 30, 1996                    $66.25

October 1, 1996 through December 31, 1996                  $67.50

January 1, 1997 through March 31, 1997                     $68.75

April 1, 1997 through June 30, 1997                        $70.00

July 1, 1997 through September 30, 1997                    $71.50

October 1, 1997 through December 31, 1997                  $73.00

January 1, 1998 through March 31, 1998                     $74.50

April 1, 1998 through June 30, 1998                        $76.00

July 1, 1998 through September 30, 1998                    $77.50

October 1, 1998 through December 31, 1998                  $79.00

January 1, 1999 through March 31, 1999                     $80.50

April 1, 1999 through June 30, 1999                        $82.00

PUT PERIOD                                                 PRICE
- ----------                                                --------

July 1, 1999 through July 30, 1999                         $60.00



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